August 23, 2018
ATTORNEYS AT LAW

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WRITER’S DIRECT LINE
414.297.5596
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CLIENT/MATTER NUMBER
082961-0143

Via EDGAR System

Alison White Tony Burak U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Hennessy Funds Trust (File Nos. 811-07168 and 033-52154)
Registration Statement on Form N-14 (No. 333-226409), Filed July 27, 2018

Ladies and Gentlemen:

Our client, Hennessy Funds Trust (the “Company”), filed the above referenced Registration Statement on Form N-14 (the “Filing”).  The Filing relates to a special meeting of shareholders of the BP Capital TwinLine Energy Fund and the BP Capital TwinLine MLP Fund (each, a “TwinLine Fund” and together, the “TwinLine Funds”), each a series of Professionally Managed Portfolios, a Massachusetts business trust.  At the special meeting, shareholders of each TwinLine Fund will be asked to consider and vote upon the following:

(1)
A proposal to approve an Agreement and Plan of Reorganization (the “Plan”) pursuant to which: (a) all of the assets of the BP Capital TwinLine Energy Fund will be transferred to the Hennessy BP Energy Fund, in exchange for Investor Class and Institutional Class shares of the Hennessy BP Energy Fund, which will be distributed pro rata by the BP Capital TwinLine Energy Fund to its Class A and Class I shareholders, respectively, and the Hennessy BP Energy Fund will continue the business and assume the BP Capital TwinLine Energy Fund’s liabilities (other than the excluded liabilities, as defined in the Plan); and (b) all of the assets of the BP Capital TwinLine MLP Fund will be transferred to the Hennessy BP Midstream Fund, in exchange for Investor Class and Institutional Class shares of the Hennessy BP Midstream Fund, which will be distributed pro rata by the BP Capital TwinLine MLP Fund to its Class A and Class I shareholders, respectively, and the Hennessy BP Midstream Fund will continue the business and assume the BP Capital TwinLine MLP Fund’s liabilities (other than the excluded liabilities, as defined in the Plan).  (The Hennessy BP Energy Fund and the Hennessy BP Midstream Fund are referred to herein as the “Hennessy Funds.”)

(2)
If necessary, a proposal to adjourn the special meeting to permit further solicitation of proxies in the event a quorum does not exist or a quorum exists but there are not sufficient votes at the time of the special meeting to approve the Plan on behalf of one or both of the TwinLine Funds; and

(3)	Such other business that may properly come before the special meeting or any postponements or adjournments thereof.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

Ladies and Gentlemen
U.S. Securities and Exchange Commission
August 23, 2018

On behalf of the Company, set forth below are the Company’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission regarding the Filing.  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Company’s responses (in regular type).  The Filing will go effective automatically on Monday, August 27, 2018.  The Company will then file the definitive Proxy Statement and Prospectus, along with the Statement of Additional Information, under Rule 497 of the Securities Act of 1933, as amended.  The definitive documents will contain the changes made in response to the comments of the Staff, as reflected in the attached redlined Proxy Statement/Prospectus and redlined Statement of Additional Information (collectively, the “Redline”).

Page references herein are to the as-filed EDGAR version of the Filing.  Capitalized terms not defined herein have the meanings ascribed to them in the Filing.

1. Confirm supplementally that the annual fund operating expense tables and related examples reflect current fees and expenses.

Response:  The Company confirms that the annual fund operating expense tables and related examples reflect current fees and expenses.

2. Please include the financial highlights information for the six-month period ended May 31, 2018 in the Proxy Statement/Prospectus.

Response:  The Company will include the financial highlights information for the six-month period ended May 31, 2018 in the definitive Proxy Statement/Prospectus filed under Rule 497.

3. On page 4 of the Questions and Answers, it is stated that certain share classes of the TwinLine Funds are expected to experience a modest decrease in fees and expenses.  Please include disclosure that makes it clear that there is no assurance that the fees and expenses will decrease.

Response:  The Company has revised the disclosure as follows:

“Certain share classes of the TwinLine Funds are expected to experience a modest decrease in fees and expenses as discussed below.  However, the fees and expenses may increase depending on various factors, and there can be no assurances that the fees and expenses will decrease.”

4. On page 4 of the Questions and Answers, it discusses the potential decrease in fees and expenses and identifies differences in the fee structures in a narrative fashion.  Please consider putting this discussion in a tabular presentation.

Response:  The Company considered a tabular presentation, but believed this might create too much length for the Questions and Answers.  Instead, the Company elected to include a cross reference to “Comparison Fee Tables and Examples” to direct shareholders to tables illustrating the different fee structures.

Ladies and Gentlemen
U.S. Securities and Exchange Commission
August 23, 2018

5. With regard to the 80% policy for each of the Hennessy Funds under Rule 35d-1, please confirm supplementally that in determining compliance with the policy derivatives will be valued using their market value and not their notional value.

Response:  The Company confirms that it will value derivatives using their market value and not their notional value when it determines compliance the 80% policy for each of the Hennessy Funds under Rule 35d-1.

6. On page 9 of the Proxy Statement/Prospectus, the disclosure references “energy renaissance companies.”  Please revise the disclosure to include an explanation for the term “energy renaissance companies.

Response:  The Company has revised the disclosure to explain the reference to energy renaissance companies.  See below:

“Each Energy Fund may invest up to 25% of its total assets in debt securities, preferred stock, and convertible securities of energy renaissance companies, provided that such securities are rated, at the time of investment, at least B3 by Moody’s Investors Service, Inc., B- by Standard & Poor’s or Fitch Ratings, or a comparable rating by another nationally recognized statistical rating organization, except that with respect to up to 10% of its total assets the Energy Fund may invest in debt securities, preferred shares, and convertible securities that have lower ratings or are unrated at the time of investment. Energy renaissance companies are companies operating in a capacity related to the supply, transportation, storage, refining and intense end use of energy, which can also be described as companies operating across the entire spectrum of the energy value chain.”

7. On page 15 of the Proxy Statement/Prospectus, in the discussion on Cash Flow Risk, the disclosure references the possible return of capital.  Please revise the disclosure to include a discussion of the possible consequences of a return of capital to shareholders.

Response:  The Company has revised the disclosure to explain the possible consequences of a return of capital to shareholders.  See below:

“A return of capital distribution reduces the basis of a shareholder’s shares. As a result, a shareholder may recognize a capital gain when the shareholder sells the shareholder’s shares, if the shareholder has received a return of capital distribution.”

8. On page 17 and on page 22 of the Proxy Statement/Prospectus, in the discussion on MLP Tax Risk, please revise the disclosure to include a discussion of the consequences if an MLP is held until its cost basis for tax purposes is reduced to zero.

Response:  The Company has revised the disclosure to explain the possible consequences if an MLP is held until its cost basis for tax purposes is reduced to zero.  See below:

Ladies and Gentlemen
U.S. Securities and Exchange Commission
August 23, 2018

“If an Energy Fund holds an MLP until its cost basis for tax purposes is reduced to zero, subsequent distributions received by the Energy Fund will be taxed at ordinary income rates and a shareholder may receive a corrected Form 1099.”

9. On page 18 of the Proxy Statement/Prospectus, the sub-header references “Investment Strategies,” but it should reference “Principal Risk Factors.”  Please revise accordingly.

Response:  The Company has revised the sub-header to refer to “Principal Risk Factors.”

10. On page 16 of the Proxy Statement/Prospectus, in the discussion on Debt Investments Risk, please include a reference to the heightened level of interest rate risk in the current environment.

Response:  The Company has revised the disclosure to include a reference to the heightened level of interest rate risk in the current environment.  See below:

“Given that the Federal Reserve has begun to raise interest rates, there may be a heightened level of interest rate risk.”

11. On page 34 of the Proxy Statement/Prospectus, please include reference to the non-diversification risk for the Midstream Funds.

Response:  The Company has revised the disclosure to include a reference to non-diversification risk for the Midstream Funds in the investment strategy discussion.

12. It is the Staff's position that the period during which recoupment may be made by the investment adviser generally needs to be a defined period not to exceed three years from the specific date of the fee waiver or expense reimbursement.  As currently written in the footnote to the fees and expenses table of the BP Capital TwinLine MLP Fund, the recoupment could conceivably be longer than three years.  If the recoupment term is longer than three years, the Fund may not include the captions for fee waiver/expense reimbursement in the fee table, unless the Fund has performed a Statement of Financial Accounting Standards No. 5 analysis and concluded that recoupment is not probable (such that booking a liability is not necessary), which should be confirmed in correspondence.

Response:  The Company has revised the disclosure to clarify that the recoupment is not longer than three years.  See below:

“BP Capital may request recoupment of previously waived fees and paid expenses from the BP Capital TwinLine MLP Fund any time before the end of the third year following the date to which the fee waiver or expense reimbursement relates, provided the recoupment does not cause the BP Capital TwinLine MLP Fund to exceed the Expense Caps in effect at the time of the waiver or at the time of recoupment.”

Ladies and Gentlemen
U.S. Securities and Exchange Commission
August 23, 2018

13. On page 45 of the Proxy Statement/Prospectus, the disclosure states that payment of redemption proceeds will be made promptly, but not later than seven calendar days after receipt of the request in proper form.  Please indicate the typical length of time between receipt and payment.

Response:  The Company has revised the disclosure to indicate the typical length of time between receipt and payment.  See below:

“For redemption proceeds that are paid directly to you by the Hennessy Funds, the Hennessy Funds typically expect to pay redemption proceeds by check or by wire to you within three business days following receipt of your redemption request in proper form; however, in all cases, it may take up to seven calendar days to pay redemption proceeds.”

14. On page 46 of the Proxy Statement/Prospectus, please revise the disclosure to indicate that if redemption proceeds are paid in kind that shareholders bear market risk, and to indicate that in kind redemptions may be pro rata slices of a fund’s securities, individual securities, or a representative basket of securities.

Response:  The Company has revised the disclosure to indicate that if redemption proceeds are paid in kind that shareholders bear market risks, and to indicate that in kind redemptions may be pro rata slices of a fund’s securities, individual securities, or a representative basket of securities.  See below:

“The Hennessy Funds have the right to pay redemption proceeds to you in whole or in part by a distribution of securities from the applicable Hennessy Fund’s portfolio (referred to as an “in kind” distribution) and may do so in the form of pro-rata slices of a Fund’s portfolio, individual securities, or a representative basket of securities. It is not expected that the Hennessy Funds would do so except in unusual circumstances. If a Hennessy Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash. Also, a shareholder who receives a redemption in kind bears the market risk of the securities until they are converted into cash.”

15. On page 51 of the Proxy Statement/Prospectus, please include the disclosure required by Item 12(b)((2) of Form N-1A with regard to the 12b-1 Plans.

Response:  The Company has revised the disclosure to include the disclosure required by Item 12(b)(2) of Form N-1A.  See below:

“Because distribution fees are paid out of a Fund’s assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.”

16. On page 55 of the Proxy Statement/Prospectus, please indicate how fractional shares are treated with regard to voting.

Response:  The Company has revised the disclosure to indicate how fractional shares are treated with regard to voting.  See below:

Ladies and Gentlemen
U.S. Securities and Exchange Commission
August 23, 2018

“Shareholders are entitled to one vote for each full share held and fractional votes for fractional shares held.”

17. On page B-4 of the Statement of Additional Information, it appears the discussion on the application of percentage limitations is not needed in investment restriction number 3.

Response:  The Company has revised the disclosure to delete the disclosure from investment restriction number 3, and has instead added similar disclosure to the lead-in paragraph to the investment restrictions.  See below:

“If these restrictions (other than those relating to borrowing of money or issuing senior securities) are adhered to at the time an investment is made, and such percentage subsequently changes as a result of changing market values or some similar event, no violation of a Fund’s restrictions will be deemed to have occurred.”

18. On page B-65 of the Statement of Additional Information, please indicate whether the Plans are reimbursement plans or compensation plans.

Response:  The Company has revised the disclosure to indicate that the Plans are reimbursement plans.  See below:

“The Plans are reimbursement plans. They allow the Funds to reimburse eligible expenses actually incurred by the Funds.”

* * *

Very truly yours,

 /s/ Peter D. Fetzer

Peter D. Fetzer